Document Created



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



07082679

DIVISION OF
MARKET REGULATION

October 31, 2007

No Act

Act	Securities Exchange Act of 1934
Section	
Rule	10b-17, 14e-5 And Reg M Rules 101 And 102
Public Availability	October 31, 2007

P.E. 10-9-07

Jack P. Drogin
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Rydex ETF Trust
File No. TP 08-13

Dear Mr. Drogin:

In your letter dated October 9, 2007, as supplemented by conversations with the staff of the Division of Market Regulation ("Staff"), Rydex ETF Trust (the "Trust") on behalf of itself, the American Stock Exchange LLC ("Amex") or any other national securities exchange or national securities association on or through which the exchange traded shares of the Trust ("Shares"), may subsequently trade, Rydex Distributors, Inc., and persons or entities engaging in transactions in Shares, requests from the Staff or from the Commission, exemptions from, or interpretive or no-action advice regarding Rules 14e-5 and 10b-17 under the Securities Exchange Act of 1934 as amended ("Exchange Act"), and Rules 101 and 102 of Regulation M. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

The Trust was organized on November 22, 2002, as a Delaware statutory trust. The Trust is registered with the Commission under the Investment Company Act of 1940 (as amended "1940 Act") as an open-end management investment company. The Trust currently consists of 113 separate investment portfolios, 45 of which are the subject of this request for relief. Each Fund has a distinct investment objective which is different than that of the other Funds. Each of the Funds attempts to achieve its investment objective by corresponding to a specified multiple of the daily performance, or the inverse daily performance, of a particular Underlying Index. The Funds are indexed funds employing the same types of investment strategies as conventional index funds.

Rather than holding positions intended to create exposure to 100% of the daily performance of an Underlying Index, the Leveraged Funds hold positions designed to create exposure equal to twice (200%), before fees and expenses, the daily performance of an Underlying Index. To accomplish this goal, each Leveraged Fund holds 85% to 100% of its total assets in the Component Securities of the relevant Underlying Index and the remainder of its assets is devoted to Financial Instruments and Money Market Instruments that are intended to create the additional exposure needed to such Underlying Index necessary to pursue the Funds' investment objectives.

The Inverse Funds seek daily investment results corresponding, before fees and expenses, to the inverse of the daily performance of an Underlying Index. The Inverse Funds do not invest in equity securities but rather create short exposure to the relevant Underlying Index. In other words, rather than creating short positions in the individual equity security components of the relevant Underlying Index, each Inverse Fund will rely on establishing positions in Financial Instruments and Money Market Instruments. If an Inverse Fund is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the relevant Underlying Index when the prices of Component Securities in such index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the relevant Underlying Index when the prices of such Component Securities increase on a given day. Normally, 100% of the value of the portfolios of the Inverse Funds will be devoted to such Financial and Money Market Instruments.

Like the Inverse Funds, the Leveraged Inverse Funds will not invest in equity securities, but will create short exposure to the relevant Underlying Index utilizing Financial Instruments and Money Market Instruments. If a Leveraged Inverse Fund is successful in meeting its objective, its net asset value should gain approximately twice (200%) as much, on a percentage basis, as any decrease in the relevant Underlying Index when the prices of Component Securities in such index decline on any given day and should lose approximately twice (200%) as much, on a percentage basis, as any increase in the relevant Underlying Index when the prices of such Component Securities increase on a given day. Normally, 100% of the value of the portfolios of the Leveraged Inverse Funds will be devoted to such Financial Instruments and Money Market Instruments.

Response:

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust an exemption from certain provisions of the 1940 Act in order to permit the Trust to maintain its registration as an open-end investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Trust is a registered open-end management investment company that will continuously redeem at net asset value Creation Unit size aggregations of the shares of the Leveraged Funds, and the secondary market price of the shares of the Leveraged Funds should not vary substantially from the net asset value of such Shares, which is based on the value of the Leveraged Funds' portfolio securities, the Staff hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of Regulation M with respect to the Leveraged Funds, thus permitting persons who may be deemed to be participating in a distribution of shares of the Leveraged Funds to bid for or purchase such Shares during their participation in such distribution.[1]

The Staff also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of shares of the Leveraged Funds and the receipt of Equity Securities in exchange therefor by a participant in a distribution of shares of the Leveraged Funds would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will redeem at net asset value Creation Units of shares of the Leveraged Funds, the Staff hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M with respect to the Leveraged

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[1] We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing component equity securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities; that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

Funds, thus permitting the Leveraged Funds to redeem shares of the Leveraged Funds during the continuous offering of such Shares.

Rule 14e-5

Rule 14e-5 under the Exchange Act, among other things, prohibits a person making a tender offer or exchange offer for any equity security from directly or indirectly, purchasing or arranging to purchase any subject or related securities except as part of the offer, from the time the offer is publicly announced until its expiration.

Rule 14e-5 explicitly includes dealer-managers within the rule's definition of "covered person." Accordingly, while acting as dealer-manager of a tender offer for an Equity Security, a dealer-manager is prohibited from purchasing or arranging to purchase that Equity Security until the expiration of the offer.

On the basis of your representations and the facts presented, particularly that purchases or redemptions of shares of the Leveraged Funds would not appear to result in the abuses at which Rule 14e-5 is directed, and that any bids or purchases by dealer-managers would not be effected for the purpose of facilitating a tender offer, the Commission hereby grants an exemption from Rule 14e-5 to permit any person acting as dealer-manager of a tender offer for an Equity Security to: (1) redeem shares of the Leveraged Funds in Creation Unit size aggregations to the Trust for Equity Securities that may include a security subject to the tender offer; and (2) purchase shares of the Leveraged Funds during such offer.[2]

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Commission has determined to grant an exemption from the 1940 Act to register the Trust as an open-end management investment company notwithstanding the fact that it issues Shares with limited redeemability, the

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[2] The Staff also confirms its no-action position under Rule 14e-5 when a broker-dealer, acting as a dealer-manager of a tender offer for a component equity securities, purchases such component equity securities in the secondary market for the purpose of tendering them to purchase a Creation Unit size aggregation of shares of the Leveraged Funds, if such transactions are effected as adjustments to such a basket in the ordinary course of business as a result of a change in the composition of the relevant index.

Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Shares.[3]

The foregoing exemptions from Rules 14e-5 and 10b-17 under the Exchange Act, and Rules 101 and 102 of Regulation M are based solely on your representations and the facts presented to Staff, and are strictly limited to the application of those rules to transactions involving the shares of the specified Funds under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rules 14e-5 and 10b-17 under the Exchange Act, and Rules 101 and 102 of Regulation M are subject to the condition that such transactions in shares of the specified Funds, Equity Security, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These exemptions, interpretations, and no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions, interpretations, and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions, interpretations, and no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of
Market
Regulation, pursuant to delegated authority,



Josephine J. Tao
Assistant Director

Attachment

[3] We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the Funds. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Jack P. Drogin
Of Counsel
202.739.5380
jdrogin@morganlewis.com

October 9, 2007

VIA E-MAIL

Ms. Josephine J. Tao
Assistant Director
Office of Trading Practices and Processing
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Exemptive, Interpretive and No-Action Relief from Certain Rules under the Securities Exchange Act of 1934

Dear Ms. Tao:

SUMMARY OF REQUEST FOR RELIEF

We are writing on behalf of Rydex ETF Trust (the "Trust"). The Trust, on behalf of itself, the American Stock Exchange LLC ("AMEX"), or any other national securities exchange or national securities association on or through which the exchange traded shares of the Trust ("Shares") may subsequently trade (each such exchange referred to herein as an "Exchange"),[1] Rydex Distributors, Inc. ("Distributor"), and persons or entities engaging in transactions in Shares, including Authorized Participants (as defined below) (collectively, "Applicants"), hereby requests, as appropriate, from the staff of the Division of Market Regulation ("Staff") of the U.S. Securities and Exchange Commission ("Commission"), or from the Commission, exemptions from, or interpretive or no-action advice regarding, Rules 10b-17 and 14e-5 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rules 101 and 102 of Regulation M

[1] In the future, the Trust may determine to list Shares on Exchanges other than the AMEX. If the Trust lists Shares on Exchanges other than the AMEX, Shares will be listed in accordance with Exchange listing standards that are, or will become, effective pursuant to Section 19(b) of the Exchange Act. If the Shares also trade on a market pursuant to unlisted trading privileges, such trading will be conducted pursuant to self-regulatory organization rules that have become effective pursuant to Exchange Act Section 19(b).

promulgated under the Exchange Act, in connection with secondary exchange transactions in Shares and the creation and redemption of Shares.

The relief requested in this letter ("Letter") is substantially similar to the exemptive, interpretive or no-action relief granted by the Commission to the open-end management investment companies and to the unit investment trusts (registered as such with the Commission) that have been listed and traded on an Exchange as "exchange traded funds" ("ETFs").[2]

This Letter is divided into six parts. Part I is a description of the Trust, and certain of its investment portfolios that would be listed for trading on an Exchange. Part II is a description of the Trust's disclosure documents with respect to its Shares. Part III is a comparison of the Trust to prior ETFs. Part IV contains a discussion of the dissemination of information regarding Shares. Part V contains the requests for relief, and Part VI is the conclusion. Appendix A attached to this Letter contains a list of each series of the Trust, and Appendix B, also attached to this Letter, contains a list of the Funds and a brief description of the investment objective of each of the Funds defined below and identified herein. Appendix C attached to this Letter describes the underlying securities index for each of the Funds (each, an "Underlying Index" and collectively, "Underlying Indices").

PART I.

A. THE TRUST AND ITS FUNDS

The Trust is registered with the Commission under the Investment Company Act of 1940, as amended (the "1940 Act") as an open-end management investment company, and is a Delaware statutory trust organized on November 22, 2002 that is authorized to have multiple series or portfolios. The Trust currently consists of 113 separate investment portfolios, which are listed in Appendix A. Shares of the following forty-five (45) series are the subject of this request for relief: Rydex S&P 500 2x Strategy ETF, Rydex Inverse S&P 500 Strategy ETF, Rydex Inverse S&P 500 2x Strategy ETF, Rydex S&P MidCap 400 2x Strategy ETF, Rydex Inverse S&P MidCap 400 Strategy ETF, Rydex Inverse S&P MidCap 400 2x Strategy ETF, Rydex S&P SmallCap 600 2x Strategy ETF, Rydex Inverse S&P SmallCap 600 Strategy ETF, Rydex Inverse S&P SmallCap 600 2x Strategy ETF, Rydex Russell 1000® 2x Strategy ETF, Rydex Inverse Russell 1000® Strategy ETF, Rydex Inverse Russell 1000® 2x Strategy ETF, Rydex Russell

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2 See Letter from James A. Brigagliano, Associate Director, Division of Market Regulation, to Kathleen H. Moriarty, Carter Ledyard & Milburn LLP, dated January 24, 2007 (with respect to the trading of the Shares of ProShares Trust), and letter from Brian B. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Kathleen H. Moriarty, Carter Ledyard & Milburn LLP, dated June 20, 2006, as Revised November 15, 2006 (with respect to the trading of the Leveraged Funds of ProShares Trust) (together, the "ProShares Letters"). See also Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation to Georgia Bullitt, Esq. *et al.*, on behalf of the Securities Industry Association, Derivative Products Committee, dated November 21, 2005 ("Class Relief Letter").

2000® 2x Strategy ETF, Rydex Inverse Russell 2000® Strategy ETF, Rydex Inverse Russell 2000® 2x Strategy ETF, Rydex Dynamic Russell 3000® ETF, Rydex Inverse Russell 3000® ETF, Rydex Dynamic Inverse Russell 3000® ETF, Rydex Dynamic Consumer Discretionary ETF, Rydex Inverse Consumer Discretionary ETF, Rydex Dynamic Inverse Consumer Discretionary ETF, Rydex Dynamic Consumer Staples ETF, Rydex Inverse Consumer Staples ETF, Rydex Dynamic Inverse Consumer Staples ETF, Rydex Dynamic Energy ETF, Rydex Inverse Energy ETF, Rydex Dynamic Inverse Energy ETF, Rydex Dynamic Financials ETF, Rydex Inverse Financials ETF, Rydex Dynamic Inverse Financials ETF, Rydex Dynamic Health Care ETF, Rydex Inverse Health Care ETF, Rydex Dynamic Inverse Health Care ETF, Rydex Dynamic Industrials ETF, Rydex Inverse Industrials ETF, Rydex Dynamic Inverse Industrials ETF, Rydex Dynamic Materials ETF, Rydex Inverse Materials ETF, Rydex Dynamic Inverse Materials ETF, Rydex Dynamic Technology ETF, Rydex Inverse Technology ETF, Rydex Dynamic Inverse Technology ETF, Rydex Dynamic Utilities ETF, Rydex Inverse Utilities ETF, and Rydex Dynamic Inverse Utilities ETF.

The Trust also plans to issue additional investment portfolios in the future, each of which will operate in the manner, and use a particular Underlying Index identified, as described in Appendix B and Appendix C to the Trust Application (as defined at the end of this section). The Trust offers and sells its Shares pursuant to a "Registration Statement" (Registration Nos. 811-21261 and 333-101625 on Form N-1A under the 1940 Act and the Securities Act of 1933 ("1933 Act"), respectively), which was declared effective on January 22, 2006. Each Fund has a distinct investment objective which is different than that of the other Funds. Each of the Funds attempts to achieve its investment objective (as stated in the Registration Statement and summarized briefly in Appendix B) by corresponding to a specified multiple of the daily performance or inverse daily performance of a particular Underlying Index as described in Appendix C. In addition, Appendix C identifies the Underlying Indices as well as the creator, provider or compiler of each Underlying Index ("Underlying Index Provider"). The Commission has previously approved the use of the proposed Underlying Indices set forth in Appendix C in connection with ETFs and/or options trading.[3]

Each Fund is "indexed" and its portfolio is managed based upon the same strategies as those employed by conventional index funds, as well as other leveraged and inverse index funds currently sold to retail investors. The portfolio investments held by any Fund may include (i) futures contracts, (ii) options on securities, indices and futures, (iii) equity caps, collars and floors, (iv) swap agreements, (v) forward contracts, (vi) repurchase agreements and reverse

[3] See Securities Exchange Act Release Nos. 31591 (December 11, 1992), 57 FR 60253 (December 18, 1992)(S&P 500); 35689 (May 8, 1995), 60 FR 26057 (May 16, 1995)(S&P MidCap 400); 35532 (March 24, 1995), 60 FR 16518 (March 30, 1995)(S&P SmallCap 600); 53191 (January 30, 2006), 71 FR 6111 (February 6, 2006)(Russell Indexes) and 40749 (December 4, 1998), 63 FR 68483 (December 11, 1998)(S&P Sector Indexes).

repurchase agreements, as described briefly below ("Financial Instruments") and (vii) Money Market Instruments. As used in this Letter, the term "Money Market Instruments" means short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles and includes U.S. government securities and repurchase agreements.

Leveraged Funds

The following Funds seek daily investment results that correspond, before fees and expenses, to twice (200%) the daily performance of an Underlying Index: Rydex S&P 500 2x Strategy ETF, Rydex S&P MidCap 400 2x Strategy ETF, Rydex S&P SmallCap 600 2x Strategy ETF, Rydex Russell 1000® 2x Strategy ETF, Rydex Russell 2000® 2x Strategy ETF, Rydex Dynamic Russell 3000® ETF, Rydex Dynamic Consumer Discretionary ETF, Rydex Dynamic Consumer Staples ETF, Rydex Dynamic Energy ETF, Rydex Dynamic Financials ETF, Rydex Dynamic Health Care ETF, Rydex Dynamic Industrials ETF, Rydex Dynamic Materials ETF, Rydex Dynamic Technology ETF, and Rydex Dynamic Utilities ETF ("Leveraged Funds"). Each Leveraged Fund invests its assets based upon the same strategies as conventional index funds, as well as other leveraged and inverse index funds currently sold to retail investors. Rather than holding positions intended to create exposure to 100% of the daily performance of an Underlying Index, the Leveraged Funds hold positions designed to create exposure equal to twice (200%), before fees and expenses, the daily performance of an Underlying Index. To accomplish this goal, each Leveraged Fund holds 85% to 100% of its total assets in the component securities of its Underlying Index ("Component Securities") and the remainder of its assets is devoted to Financial Instruments and Money Market Instruments that are intended to create the additional exposure to such Underlying Index necessary to pursue its investment objective.

Inverse Funds

The following Funds seek daily investment results that correspond, before fees and expenses, to the inverse (opposite) of the daily performance of an Underlying Index: Rydex Inverse S&P 500 Strategy ETF, Rydex Inverse S&P MidCap 400 Strategy ETF, Rydex Inverse S&P SmallCap 600 Strategy ETF, Rydex Inverse Russell 1000® Strategy ETF, Rydex Inverse Russell 2000® Strategy ETF, Rydex Inverse Russell 3000® ETF, Rydex Inverse Consumer Discretionary ETF, Rydex Inverse Consumer Staples ETF, Rydex Inverse Energy ETF, Rydex Inverse Financials ETF, Rydex Inverse Health Care Strategy ETF, Rydex Inverse Industrials ETF, Rydex Inverse Materials ETF, Rydex Inverse Technology ETF, and Rydex Inverse Utilities ETF ("Inverse Funds"). The Inverse Funds do not invest in Component Securities but rather create short exposure to the relevant Underlying Index. If an Inverse Fund is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the relevant Underlying Index when the prices of the Component Securities in such Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the relevant Underlying Index when the prices of such Component Securities increase on a given day. The Inverse Funds will rely on establishing positions in Financial Instruments and Money Market Instruments. Normally, 100% of the value of the portfolios of the Inverse Funds will be devoted to such Financial Instruments and Money Market Instruments.

Leveraged Inverse Funds

The following Funds seek daily investment results that correspond, before fees and expenses, to twice (200%) the inverse (opposite) of the daily performance of an Underlying Index: Rydex Inverse S&P 500 2x Strategy ETF, Rydex Inverse S&P MidCap 400 2x Strategy ETF, Rydex Inverse S&P SmallCap 600 2x Strategy ETF, Rydex Inverse Russell 1000® 2x Strategy ETF, Rydex Inverse Russell 2000® 2x Strategy ETF, Rydex Dynamic Inverse Russell 3000® ETF, Rydex Dynamic Inverse Consumer Discretionary ETF, Rydex Dynamic Inverse Consumer Staples ETF, Rydex Dynamic Inverse Energy ETF, Rydex Dynamic Inverse Financials ETF, Rydex Dynamic Inverse Health Care ETF, Rydex Dynamic Inverse Industrials ETF, Rydex Dynamic Inverse Materials ETF, Rydex Dynamic Inverse Technology ETF, and Rydex Dynamic Inverse Utilities ETF (the "Leveraged Inverse Funds"). Similar to the Inverse Funds, the Leveraged Inverse Funds will not invest in Component Securities, but will create short exposure to the relevant Underlying Index utilizing Financial Instruments and Money Market Instruments. In other words, rather than creating short positions in the Component Securities of the relevant Underlying Index, each Leveraged Inverse Fund will rely on establishing positions in Financial Instruments and Money Market Instruments. If a Leveraged Inverse Fund is successful in meeting its objective, its net asset value should gain approximately twice (200%) as much, on a percentage basis, as any decrease in the relevant Underlying Index when the prices of Component Securities in such Underlying Index decline on any given day and should lose approximately twice (200%) as much, on a percentage basis, as any increase in the relevant Underlying Index when the prices of such Component Securities increase on a given day. Normally, 100% of the value of the portfolios of the Leveraged Inverse Funds will be devoted to Financial Instruments and Money Market Instruments.

Additional information relating to the Trust, its Funds, its Shares and their Underlying Indices may be found in: (1) the Registration Statement, which contains the statutory prospectus and statement of additional information ("SAI") (collectively, the "Prospectus"); and (2) the Trust's request for relief from the 1940 Act for the Funds, contained in the application filed with the Commission on October 27, 2006 ("Trust Application"), the notice contained in Release No. IC-27703 dated February 20, 2007 ("Notice") and the order granting relief contained in Release Number IC-27754 dated March 20, 2007 ("Order") (collectively referred to herein as the "Trust Order"). Once the Trust has received all necessary regulatory relief, the Trust and/or the Exchange on which the Shares are primarily listed (the "Primary Listing Market") will host a public website which will contain additional information and data with respect to the Shares as described in Part IV of this Letter.

B. OTHER PARTIES

1. Advisor

PADCO Advisors II, Inc. (the "Advisor"), which does business under the name Rydex Investments, is a Maryland corporation formed on July 5, 1994, with its principal office located in Rockville, Maryland. The Advisor is registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940 ("Advisers Act"). The Advisor may enter into sub-advisory agreements with additional investment advisers to act as sub-advisers with respect to the Trust and any of its series, if warranted. The Advisor is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the AMEX, any other Exchange. nor any Underlying Index Provider.

2. Distributor and Authorized Participants

The Distributor, a broker-dealer registered under the Exchange Act and a member of the NASD, Inc. ("NASD") will act as the distributor and principal Underwriter of the Creation Units of Shares ("Distributor"). The Distributor will distribute Shares on an agency basis. The Distributor is not, and will not be, affiliated, within the meaning of Section 2(a)(3) of the 1940 Act, with the AMEX, any other Exchange, nor any Underlying Index Provider. The Distributor is under common control with, and is therefore an affiliated person of, the Advisor. The Distributor will be identified as such in the Funds' current Prospectus.

Entities that have entered into an agreement with the Distributor to become "Authorized Participants" may place orders with the Distributor to purchase or redeem Creation Units, as described in Part I. D. below. The Authorized Participants are not affiliated, within the meaning of Section 2(a)(3) of the 1940 Act, with the Advisor, the AMEX, any other Exchange, nor any Underlying Index Provider.

3. Administrator; Custodian; Transfer Agent; Index Receipt Agent; Securities Lending Agent; and Fund Accounting Agent

The Trust may appoint the Advisor or other service providers to act as administrator ("Administrator"), custodian ("Custodian"), transfer agent ("Transfer Agent"), index receipt agent ("Index Receipt Agent") and securities lending agent ("Securities Lending Agent") of the portfolio securities for the Trust. State Street Bank & Trust Company ("State Street") will provide operations, compliance and administrative services. State Street will act as Administrator, Custodian, Transfer Agent, Index Receipt Agent, Securities Lending Agent, and fund accounting agent ("Fund Accounting Agent") for the Trust, for which it will receive fees. State Street is not affiliated, within the meaning of Section 2(a)(3) of the 1940 Act, with the AMEX, any other Exchange nor any Underlying Index Provider. The identity of the Securities Lending Agent, if any, and the Administrator, Custodian, Transfer Agent, Index Receipt Agent and Fund Accounting Agent will be disclosed in the Funds' Prospectus. If any such persons are "affiliated" within the meaning of Section 2(a)(3) of the 1940 Act with the Trust, the Advisor or the Distributor, such affiliation will also be disclosed and the performance of their duties and obligations will be conducted in accordance with the provisions of the 1940 Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with a no-action letter given to Chase Manhattan Bank[4] or other similar relief, and with the Commission staff's guidelines regarding the lending of portfolio securities of an open-end investment company and the investment of collateral held therefor.

C. SHARES

As described in subparts I.D. through I.H. below, each Fund will issue and redeem its Shares only in aggregations of 50,000 Shares or multiples thereof ("Creation Units").[5] Shares will not be individually redeemable; only Shares aggregated into Creation Units will be redeemable. The Trust intends that the initial NAV of Shares will be established at a level convenient for trading purposes.[6] Purchasers of Creation Units will be able to unbundle the Creation Units into the individual Shares comprising such Creation Unit.

It is not expected that the Funds' Distributor will maintain a secondary market in individual Shares. The AMEX will designate one or more member firms to act as a lead market maker, and maintain a market for the Shares that trade on the AMEX. The Shares will trade on the AMEX in a manner similar to the units and shares of prior ETFs, such as SPDRs, MidCap SPDRs, DIAMONDS, iShares and VIPERs.[7]

Shares will be registered in book-entry form only. The Funds will not issue individual certificates for Shares. The Depository Trust Company ("DTC") will serve as the securities depository for Shares, and DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or a broker-dealer that is a participant in DTC (a "DTC Participant"). Beneficial owners of Shares ("Beneficial Owners") will receive, at the relevant Fund's expense, all of the statements, notices, and reports required under the 1940 Act and other applicable law ("Required Materials").

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4 See *The Chase Manhattan Bank*, File No. 132-3 (publicly available July 24, 2001).

5 For any particular Fund, the number of Shares in a Creation Unit will not change, except in the event of a share split, reverse split or similar revaluation.

6 The Trust believes that a convenient trading range will be between $50 - $250 per Share, and the Trust reserves the right to declare a share split, or a reverse share split, if the trading price over time deviates significantly from such price range. Each shareholder will have one vote per Share.

7 The Trust expects that the trading of Shares on any other Exchange would be conducted in a similar manner.

The Trust understands that consistent with the existing industry practice, in the event the Trust requests any action of Beneficial Owners, or a Beneficial Owner desires to take any action that DTC, as the record owner of all outstanding Shares, is entitled to take, DTC would authorize the DTC Participants to take such action and that the DTC Participants would authorize the indirect participants and Beneficial Owners acting through such DTC Participants to take such action and would otherwise act upon the instructions of Beneficial Owners owning Shares through them. As described above, the Trust will recognize DTC or its nominee as the record owner of Shares for all purposes.

Accordingly, to exercise any rights of a holder of Shares, each Beneficial Owner must rely upon the procedures of (1) DTC, (2) DTC Participants and (3) brokers, dealers, banks and trust companies that clear through, or maintain a custodial relationship with, a DTC Participant, either directly or indirectly, through which such Beneficial Owner holds its interest. Moreover, because the Trust's records will reflect ownership of Shares by DTC only, the Trust will furnish the Required Materials to the DTC Participants who, in turn, will be responsible for distributing the Required Materials to the Beneficial Owners. This arrangement is identical to that of prior ETFs.

D. PURCHASING SHARES

The Trust will offer, issue and sell Shares of each Fund in Creation Units through the Distributor on a continuous basis at the net asset value (sometimes referred to herein as "NAV") per Share next determined after receipt of an order in proper form. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the AMEX (ordinarily 4:00 p.m. Eastern Time "ET"), on each day that the AMEX is open for business (each such day a "Business Day"). The Trust will sell and redeem Creation Units of each Fund on every Business Day, and will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than (a) any period during which the AMEX is closed other than customary weekend and holiday closings, (b) any period during which trading on the AMEX is restricted, (c) any period during which an emergency exists as a result of which disposal by the Trust of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Trust to determine the value of its net assets, and (d) for such other periods as the Commission may by order permit for the protection of holders of Shares. Each Fund will always have a fixed number (initially 50,000) of Shares in a Creation Unit as specified in the Prospectus for such Fund.[8]

As discussed above, individual Shares will be listed on the AMEX or another Exchange and traded in the secondary market in the same manner as other equity securities and the units or

[8] Assuming a Creation Unit of 50,000 Shares and a $100 Share price for a Fund as of the first day of trading on the Exchange, the Creation Unit value on such day would be $5,000,000.

shares (as the case may be) of prior ETFs currently listed and trading thereon and other Exchanges. The price of Shares trading in the secondary market will be based on a current bid/offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by any Fund. Transactions involving the sale of Shares in the secondary market, which will be between purchasers and sellers and will not involve a Fund, will be subject to customary brokerage commissions and charges. This also is the method employed by SPDRs, MidCap SPDRs, DIAMONDS, streetTRACKS, iShares, VIPERS, Select Sector SPDRs and the individual securities of other prior ETFs. Like those products, the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that Shares do not trade at a material premium or discount in relation to their NAV.

Sales of Shares of the Leveraged Funds generally will be purchased in Creation Units in exchange for the purchaser's deposit of an "In-Kind Deposit," largely comprised of equity securities ("Equity Securities") as described below under Part I.E. Likewise, redemptions of Shares of each Leveraged Fund in Creation Units generally will be made by the Trust largely in an "In-Kind Payment" as described below under Part I.G. The Inverse Funds and the Leveraged Inverse Funds will generally be purchased and redeemed entirely for cash ("All-Cash Payments"). Shares of each Fund may only be directly purchased, or redeemed, by or through an entity which is an "Authorized Participant" (*i.e.*, (i) a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing agency that is registered with the Commission, or a DTC Participant, and (ii) which has executed an agreement with the Distributor with respect to creations and redemptions of Creation Units). Authorized Participants may be, but are not required to be, members of the Primary Listing Market. Authorized Participants are generally broker-dealers and are not compensated by the Trust or any Fund in connection with the issuance or redemption of Shares.

E. PROCEDURES APPLICABLE TO PURCHASES OF LEVERAGED FUNDS

In-Kind Deposits. To purchase Shares directly from a Leveraged Fund, an Authorized Participant must deposit with the Leveraged Fund a specified basket of Equity Securities ("Deposit Securities"). Each Business Day, prior to the opening of trading on the AMEX (currently 9:30 a.m. ET), the Index Receipt Agent will make available through the NSCC a list of the names and required number of shares of each Deposit Security to be included in that day's creation basket ("Deposit Basket").[9] Each Leveraged Fund reserves the right to permit or require the substitution of an amount of cash, *i.e.*, a "cash in lieu" amount, to be added to the Balancing

[9] A Deposit Basket will, on any given day, be comprised of a basket of some or all of the Component Securities of the relevant Underlying Index or the equivalent equity securities selected by the Advisor to correspond to the performance of such Index for each Leveraged Fund.

Amount (as defined below) to replace any Deposit Security that may not be available in sufficient quantity for delivery or that may not be eligible for transfer through the Automated Clearing Process (as defined below), or that may not be eligible for trading by an Authorized Participant or the investor for which it is acting.

Balancing Amount. In addition to the In-Kind Deposit, Authorized Participants generally will be required to make a cash payment referred to as the "Balancing Amount" to the issuing Leveraged Fund. The Balancing Amount is the amount equal to the differential, if any, between the market value of the Deposit Securities contained in the In-Kind Deposit and the NAV of the Shares being purchased. If the NAV of a Creation Unit is higher than the value of the Deposit Securities, an Authorized Participant will be required to pay the issuing Leveraged Fund a Balancing Amount in cash. Computation of the Balancing Amount excludes any stamp duty or other similar fees and expenses payable upon transfer of beneficial ownership of the Deposit Securities, which shall be the sole responsibility of the Authorized Participant (see "Transaction Fee on Purchases of Creation Units of Leveraged Funds" and "Transaction Fee on Redemption of Creation Units" below). If the NAV of a Creation Unit is lower than the value of the Deposit Securities, the Authorized Participant will receive from the issuing Leveraged Fund a Balancing Amount in cash. Each Leveraged Fund will publish, on a daily basis, information about the previous day's Balancing Amount. The Balancing Amount may, at times, represent a significant portion of the aggregate purchase price (or in the case of redemptions, the redemption proceeds). This is because the mark-to-market value of the Financial Instruments held by the Leveraged Funds will be included in the Balancing Amount, not in the Deposit Basket or Redemption Basket (as defined below). Therefore, the Balancing Amount may fluctuate significantly from day to day due to the leveraged nature of the Leveraged Funds. In addition, an Authorized Participant also must pay a Transaction Fee, defined below, in cash. For custom orders, a "cash in lieu" amount may be added to the Balancing Amount to replace any Deposit Security that may not be available in sufficient quantity for delivery or that may not be eligible for transfer through the Automated Clearing Process (discussed below), or that may not be eligible for trading by an Authorized Participant or the investor for which it is acting. The Balancing Amount must be paid to the Trust on the third (3rd) Business Day following the Transmittal Date.[10]

Placement of Purchase Orders. As mentioned above, all purchase orders for Shares in Creation Units must be placed by or through an Authorized Participant. Purchase orders will be processed either through a manual clearing process using the facilities of DTC's book-entry system[11]

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10 For an order to be accepted on a particular Business Day, the order must be received by the Distributor either by U.S. mail or by other permitted means on or before a Fund's NAV calculation time (normally 4:00 p.m. ET) and must conform to all the terms, conditions and times established in the Participant Agreement. The Business Day on which an order is received in accordance with the previous sentence is the "Transmittal Date."

11 It is our understanding that a purchase or redemption order may be entered at a PTS terminal whereby the purchaser or redeemer would initiate appropriate delivery order instructions.

("Non-Automated Clearing Process") or through an enhanced, automated clearing process ("Automated Clearing Process") that is available only to those DTC participants that also are participants in the Continuous Net Settlement System of NSCC. Authorized Participants that do not use the Automated Clearing Process will be charged a higher Transaction Fee (as defined below). A purchase order must be received by the Distributor by 4:00 p.m. New York time, if transmitted by mail,[12] or by 3:00 p.m. New York time if transmitted by telephone, facsimile or other electronic means permitted by the Participant Agreement on or prior to a Fund's NAV calculation time, normally 4:00 p.m. ET (as described in the Prospectus), in order to receive that day's NAV per Share. All other procedures set forth in the Participant Agreement must be followed in order for an Authorized Participant to receive the NAV determined on that day.

Purchases of Creation Units of Shares of a Leveraged Fund by an Authorized Participant through either the Automated Clearing Process or the Non-Automated Clearing Process will settle according to a "regular way" delivery and settlement process which is currently no later than the third (3rd) Business Day following the Transmittal Date (generally expressed as "T+3").[13]

Transaction Fee on Purchases of Creation Units of Leveraged Funds. The Trust may impose transaction fees ("Transaction Fees") in connection with the purchase of Creation Units. The exact amount of any such Transaction Fees will be determined by the Leveraged Fund. The purpose of this fee is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses including operational processing and brokerage costs associated with establishing and liquidating portfolio positions in connection with the purchase of Creation Units.

The maximum Transaction Fee, and any variations or waivers thereof, will be fully disclosed in the Funds' current Prospectus. From time to time and for such periods as a Leveraged Fund in its sole discretion may determine, the Transaction Fees for purchase or redemption of Creation Units of the Fund may be increased, decreased or otherwise modified. Such changes and variations will be effected by an amendment or supplement to the then current Registration Statement for the Funds. Such Transaction Fees will be limited to amounts that will have been determined by the Advisor to be appropriate and will take into account transaction and operational processing costs associated with the recent purchases and sales of the Equity Securities, Financial Instruments and Money Market Instruments held by the Trust. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

[12] Mail is received periodically throughout the day. When mail is received, it is opened and time stamped. If an order to create a Creation Unit is received by U.S. mail at or before 4:00 p.m. ET, it will be processed that day.

[13] To the extent that the standard for the delivery and settlement of equity securities traded on an Exchange is shortened from T+3 to T+2, T+1 or even T, the time for the delivery and settlement of purchases or redemptions of Creation Units of Shares of a Leveraged Fund by an Authorized Participant through either the Automated Clearing Process or the Non-Automated Clearing Process will be similarly shortened.

An additional fee will be imposed on transactions effected through the Non-Automated Clearing Process described above. Investors that elect to substitute cash in lieu of one or more Deposit Securities are subject to an additional charge determined at the discretion of the Leveraged Fund. Shares of a Leveraged Fund may be issued in advance of receipt of Deposit Securities subject to various conditions including a requirement to maintain on deposit with the Trust cash at least equal to 115% of the market value of the missing Deposit Securities. Any such transaction effected with the Trust must be effected using the Non-Automated Clearing Process.

F. PROCEDURES APPLICABLE TO PURCHASE OF INVERSE FUNDS AND LEVERAGED INVERSE FUNDS

Although the organizational documents of the Trust and the Leveraged Funds permit Leveraged Funds to accept In-Kind Deposits, all Inverse Funds and Leveraged Inverse Funds, which invest primarily in Financial Instruments, intend to only accept cash to purchase Creation Units. All purchase orders for Inverse and Leveraged Inverse Funds must be placed by or through an Authorized Participant. Purchase orders for all Inverse and Leveraged Inverse Funds will be processed through the Non-Automated Clearing Process. To purchase Shares directly from an Inverse or Leveraged Inverse Fund, an Authorized Participant must transfer cash to such Inverse or Leveraged Inverse Fund on the third (3rd) Business Day following the Transmittal Date in an amount equal to: (a) the immediately preceding NAV of a Creation Unit and (b) the appropriate Transaction Fee. A purchase order must be received by the Distributor by 4:00 p.m. New York time, if transmitted by mail, or by 3:00 p.m. New York time if transmitted by telephone, facsimile or other electronic means permitted under the Participant Agreement, as described in the Prospectus, in order to receive that day's NAV per Share. The final purchase price of the Creation Unit will be determined when the NAV for the Inverse Fund or Leveraged Inverse Fund is calculated at the end of such day.

Purchases of Creation Units of Shares of any Inverse Fund and Leveraged Inverse Fund by an Authorized Participant through the Non-Automated Clearing Process will settle according to a "regular way" settlement process which is currently no later than T+3.[14]

G. REDEMPTION PROCEDURES APPLICABLE TO LEVERAGED FUNDS

Redemption Proceeds. Redemption proceeds of each Leveraged Fund will be paid in-kind with a basket of specified Equity Securities ("Redemption Basket"). The composition of the Redemption Basket will be available through NSCC. In most cases, the basket of securities an Authorized Participant will receive will be the same as the Deposit Basket required of investors

[14] To the extent that the standard for the delivery and settlement of equity securities traded on an Exchange is shortened from T+3 to T+2, T+1 or even T, the time for the delivery and settlement of purchases or redemptions of Creation Units of Shares of an Inverse Fund and Leveraged Inverse Fund by an Authorized Participant through the Non-Automated Clearing Process will be similarly shortened.

purchasing Creation Units on the same day. There will be times, however, when the Deposit Basket and Redemption Basket differ. Each Leveraged Fund reserves the right to honor a redemption request with a non-conforming Redemption Basket upon the consent of the redeeming investor.

Balancing Amount. If the NAV of a Creation Unit is higher than the value of the Equity Securities comprising a Redemption Basket, an Authorized Participant will receive from the redeeming Leveraged Fund a Balancing Amount in cash. If the NAV of a Creation Unit is lower than the value of the securities comprising a Redemption Basket, the Authorized Participant will be required to pay to the redeeming Leveraged Fund a Balancing Amount in cash. If an Authorized Participant is to receive a Balancing Amount, the amount due will be reduced by the amount of the applicable Transaction Fee.

Placement of Redemption Orders. As with purchases, redemptions of Creation Units may be processed either through the Non-Automated Clearing Process or the Automated Clearing Process. A redemption order must be received by the Distributor prior to 4:00 p.m. New York time if transmitted by mail, or by 3:00 p.m. New York time if transmitted by telephone, facsimile or other electronic means permitted under the Participant Agreement, as described in the Prospectus, in order to receive that day's NAV per Shares. All other procedures set forth in the Participant Agreement must be followed in order for an Authorized Participant to receive the NAV determined on that day.

Transaction Fee on Redemption of Creation Units. The Trust may impose Transaction Fees in connection with the redemption of Creation Units. The exact amount of any Transaction Fee will be determined by the Leveraged Fund. The purpose of this fee is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses including operational processing and brokerage costs associated with establishing and liquidating portfolio positions in connection with the redemption of Creation Units.

An Authorized Participant may request a redemption in cash which a Leveraged Fund may, in its sole discretion, permit. Authorized Participants that elect to receive cash in lieu of one or more securities in the redemption basket are subject to an additional charge determined at the discretion of a Leveraged Fund. The Transaction Fee is paid to a Leveraged Fund, and it protects existing shareholders of a Leveraged Fund from the expenses associated with the redemption of Creation Units.

H. REDEMPTION PROCEDURES APPLICABLE TO ALL INVERSE FUNDS AND LEVERAGED INVERSE FUNDS

Redemption Proceeds. Redemption proceeds of each Inverse and Leveraged Inverse Fund will be paid in cash only. The redemption proceeds will be reduced by the amount of the applicable Transaction Fee.

Placement of Redemption Orders. As with purchases, redemption orders of each Inverse and Leveraged Inverse Fund will be processed through the Non-Automated Clearing Process. A redemption order must be received by the Distributor prior to 4:00 p.m. New York time if transmitted by mail or by 3:00 p.m. New York time if transmitted by telephone, facsimile or other electronic means permitted under the Participant Agreement, as described in the Prospectus, in order to receive that day's NAV per Shares. All other procedures set forth in the Participant Agreement must be followed in order for an Authorized Participant to receive the NAV determined on that day.

I. DIVIDEND REINVESTMENT SERVICE

The Trust will not make the DTC book-entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual broker-dealers may make a dividend reinvestment service available to their clients. The Prospectus will inform investors of this fact and direct interested investors to contact such investor's broker-dealer to ascertain the availability and a description of such a service through such broker-dealer. The Prospectus will also caution interested Beneficial Owners that they should note that each broker-dealer may require investors to adhere to specific procedures and timetables in order to participate in the service and such investors should ascertain from their broker-dealer such necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as the original Shares owned by the Beneficial Owners. Brokerage commissions charges and other costs, if any, incurred in purchasing Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

J. POTENTIAL INVESTORS AND USERS OF SHARES

Shares will offer investors and financial professionals the opportunity to experience "leveraged" investment results, as well as the ability to manage their exposure to market risk on a low-cost basis and with risk of loss limited to the amount of the initial investment. For example, investors may seek to double the daily performance of one or more Underlying Indices through investment in Shares of certain Leveraged Funds. Other investors interested in obtaining gains or hedging a portfolio in anticipation of a declining market may do so by investing in Shares of one or more Inverse Funds or Leveraged Inverse Funds which seek to increase in value when the market measured by their relevant Underlying Indices declines. Still other investors may be interested in managing their market risk by developing a strategy of targeting their exposure to a specified Underlying Index somewhere along the spectrum between 100% of its inverse daily performance and 200% of its daily performance, by investing in Shares of a combination of Funds.

PART II.

A. DISCLOSURE DOCUMENTS

The primary disclosure documents with respect to the Shares will be the Prospectus and the Product Description described below.

As with all investment company securities, the purchase of Shares in Creation Units from any Fund will be accompanied or preceded by a Prospectus. A statutory prospectus may not accompany secondary market trades of Shares, however, because the Commission has granted the Trust an exemption from Section 24(d) of the 1940 Act.[15] This exemption is conditioned on an undertaking that investors purchasing from or through dealers in the secondary market will receive a short "Product Description." The Product Description, if employed by the Trust, will provide a plain English description of the relevant Fund and the Shares it issues.

Because the Prospectus will be delivered to investors dealing directly with the Trust, while the Product Description may be delivered to investors purchasing on the secondary market, the two documents will be tailored to meet the information needs of their particular audiences.

With respect to disclosure in the Prospectus concerning the non-redeemability of Shares, the Trust and the Funds will observe the following policies: (1) the term "mutual fund" will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds; (2) the term "open-end management investment company" will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the prospectus cover page or summary; (3) the front cover page of the Prospectus and the prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Prospectus will disclose that the owners of Shares may acquire those Shares from a Fund, and tender those Shares for redemption to the Fund, only in Creation Units; and (5) the Prospectus will clearly disclose that individual Share prices may be below, above, or at the most recently calculated NAV.

The Prospectus will also indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for prior ETFs currently trading on an Exchange. As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a "distribution," as such term is used in the 1933 Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the

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[15] See the Trust Order.

circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the 1933 Act. The Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter. The Prospectus will also state that dealers who are not "underwriters," but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(c) of the 1933 Act, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the 1933 Act.[16]

In contrast, the Product Description will not mention such legal risks, since these are not issues relevant to investors purchasing Shares on the secondary market. The Product Description will provide a plain English overview of the Trust and the Fund including its investment objective and investment strategies and the material risks and potential rewards of owning Shares. It also will provide a brief, plain English description of the salient aspects of Shares, including: (i) the manner in which the Fund's Underlying Index value is reported; (ii) the manner in which Creation Units are purchased and redeemed; (iii) the manner in which Shares will be traded on the Exchange, including application of trading halt procedures; (iv) the identity of the Advisor; (v) the composition and frequency of dividend and capital gains distributions; and (vi) the actions, if any, that would be taken by the Fund if its Shares are delisted or if its license with the compiler or sponsor of the Underlying Index is terminated. The Product Description also will clearly disclose, among other things, that Shares are not redeemable individually and that an investor selling Shares on the secondary market may incur brokerage commissions when selling such shares and may receive less than the NAV of such shares. Finally, the Product Description will provide a website address (in most cases the address of the Underlying Index's compiler or sponsor) where investors can obtain information about the composition and compilation methodology of a Fund's Underlying Index (see Part II.B. below).

The Product Description is not intended to substitute for a statutory prospectus, and other than as described above, will not contain information that is not also contained in the Prospectus. The Product Description will indicate that a Prospectus and SAI about the Trust may be obtained, without charge, from the investor's broker-dealer or from the Distributor.

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[16] The Trust notes that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers' transactions in Shares (pursuant to Section 4(4) of the 1933 Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Rule 153 of the 1933 Act, a prospectus-delivery obligation pursuant to Section 5(b)(2) of the 1933 Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Prospectus is available at such Exchange upon request. The Prospectus also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the Exchange.

The Distributor will coordinate the production and distribution of Prospectuses or Product Descriptions to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus or Product Description is provided to each secondary market purchaser of Shares. AMEX will circulate an Information Circular to AMEX members and member organizations, prior to the commencement of trading, that will inform them of the prospectus and/or Product Description delivery requirements that apply to the Funds.

B. PUBLIC WEBSITE

As discussed more fully in Part IV below, the portfolio holdings of each Fund will be disclosed on the public website of the Primary Listing Market and/or the Trust ("Website").[17] The Trust or the Primary Listing Market will also calculate and publish the "Indicative Optimized Portfolio Value" or "IOPV" (discussed in Part IV below) for each Fund, as well as the current updated value of the relevant Underlying Index every 15 seconds throughout the trading day, if such information about the Underlying Index is not already available from another organization authorized by the relevant Underlying Index Provider.

PART III. COMPARISON OF THE FUNDS TO THE PRIOR ETFS THAT HAVE SOUGHT SIMILAR COMMISSION ACTION AND RECEIVED SIMILAR RELIEF

The relief requested in this Letter is substantially similar to the relief granted by the Commission to ProShares cited in footnote 2 above.

PART IV. AVAILABILITY OF INFORMATION REGARDING FUNDS, UNDERLYING INDEXES AND SHARES

A. GENERAL

The daily NAV for each Fund will be calculated and disseminated each Business Day.

1. Information Provided to Authorized Participants

All Authorized Participants, regardless of whether they transact outside the Shares' clearing process, may access the information described below. Applicants note that Authorized Participants that are not also NSCC members may have to either join NSCC or obtain the portfolio composition file ("PCF") from a third-party data vendor.

[17] The Trust will comply with its obligations, imposed by recent amendments to Form N-1A, to disclose in its SAI its policies and procedures with respect to the disclosure of its portfolio securities and to state in its Prospectus that a description of each Fund's policies and procedures is available in the SAI. See Release No. IC-26418 (April 16, 2004).

At the end of each Business Day, the Trust will prepare the next day's Deposit List and the Redemption List (if different from the Deposit List) for the Leveraged, Inverse and Leveraged Inverse Funds and send this information to the Index Receipt Agent. The same evening, the Index Receipt Agent will add to this information the cash information effective as of the close of business on that Business Day and create a PCF for each Fund, which it will transmit to NSCC before the opening of business the next Business Day. The information in the PCF will be available to all NSCC members and sufficient for them to calculate the IOPV for Leveraged Funds during such next Business Day. In addition, the information in the PCF will be the basis for the next day's NAV calculation.[18]

The NSCC's system for the receipt and dissemination to its participants of the PCF was designed for portfolios consisting entirely of equity securities (or debt securities) and cash and money market instruments. As a result, it is not currently capable of processing information with respect to Financial Instruments, although Applicants expect that it may become so in the future. Therefore, the Advisor has developed what it calls a "Holdings File," which it will use to disclose Funds' holdings of Financial Instruments until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC's PCF system can process such information regarding such instruments. The Trust, or the Advisor or Index Receipt Agent on the Trust's behalf, will post the Holdings File to a password-protected website before the opening of business on each Business Day, and all Authorized Participants will have access to the password and the website containing the Holdings File.[19] The Holdings File will contain, for each Fund, to the extent that it holds Financial Instruments, information sufficient by itself or in connection with the PCF for market participants to calculate a Fund's IOPV and effectively arbitrage the Fund. For example, the following information would be provided in the Holdings File for a Leveraged Fund holding swaps, futures contracts and Equity Securities: (i) the total value of the Equity Securities held by such Fund; (ii) the notional value of the swaps held by such Fund together with an indication of the index on which such swap is based and whether the Fund's position is long or short; (iii) the most recent valuation of the swaps held by the Fund; (iv) the notional value of any futures contracts together with an indication of the index on which such contract is based, whether the Fund's position is long or short and the contract's expiration date; (v) the number of futures contracts held by the Fund together with an indication of the index on which such contract is based, whether the Fund's position is long or short and the contract's expiration date; (vi) the most recent valuation of the futures contracts held by the Fund; (vii) the Fund's total assets and

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[18] Leveraged Funds may also invest up to 5% of their assets in Financial Instruments. See Section I.A., supra. To the extent that a Leveraged Fund does hold Financial Instruments, information regarding these instruments will be disclosed in an Holdings File (described below), if necessary, for such Fund.

[19] As noted above, Authorized Participants that are not also NSCC members may have to either join NSCC or pay a third-party data vendor to obtain PCF information made available through the facilities of NSCC. Applicants understand that the AMEX receives PCF files from NSCC and expect other Primary Listing Markets would as well.

total shares outstanding; and (viii) a "net other assets" figure reflecting expenses and income of the Fund to be accrued during and through the following Business Day and accumulated gains or losses on the Fund's Financial Instruments through the end of the Business Day immediately preceding the publication of the Holdings File. The Holdings File for a Fund holding collars, caps, reverse repurchase agreements or other Financial Instruments would contain analogous information for such instruments. To the extent that any Fund holds cash or Money Market Instruments about which information is not available in a PCF, information regarding such Fund's cash and Money Market Instrument positions will be disclosed in the Holdings File for such Fund.

The information in the Holdings File will be sufficient for participants in the NSCC system to calculate the IOPV for Inverse and Leveraged Inverse Funds, (and, together with the information on Equity Securities contained in the PCF, will be sufficient for calculation of IOPV for Leveraged Funds) during such next Business Day. The Holdings File, together with the applicable information in the PCF in the case of Leveraged Funds, will also be the basis for the next Business Day's NAV calculation.

Under normal circumstances, there will be no Deposit List or Redemption List for Inverse Funds and Leveraged Inverse Funds, which will ordinarily be created and redeemed entirely for cash. The Holdings File published before the open of business on a Business Day will, however, permit NSCC participants to calculate (by means of calculating the IOPV) the amount of cash required to create a Creation Unit, and the amount of cash that will be paid upon redemption of a Creation Unit, for each Inverse Fund and Leveraged Inverse Fund for that Business Day.

2. Information Provided to General Public

In addition, the Trust (or the Advisor or Index Receipt Agent on the Trust's behalf) will make publicly available the portfolio holdings of each Fund.[20] The portfolio holdings of each Fund will be disclosed on the Website. The Website disclosure of portfolio holdings will be made and updated daily and will include, as applicable, the names and number of shares held of each specific Equity Security, the specific types of Financial Instruments and characteristics of such instruments, Money Market Instruments, and amount of cash held in the portfolio of each Fund.[21] The portfolio holdings information made available on the Website on any Business Day

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[20] The Trust will comply with its obligations, imposed by recent amendments to Form N-IA, to disclose in its Prospectus its policies and procedures with respect to the disclosure of its portfolio securities and to state in its Prospectus that a description of each Fund's policies and procedures is available in the SAI. See Release No. IC-26418 (April 16, 2004).

[21] This information will be the same as that disclosed to Authorized Participants in the PCF and Holdings File, except that (i) the information provided on the public website will be formatted to be reader-friendly and (ii) the PCF and Holdings File data are different from the portfolio holdings data available on the Website in that the

will form the basis for a Fund's NAV calculation as of 4:00 p.m. ET on that Business Day and will reflect portfolio trades made on the immediately preceding Business Day. The Trust or the Primary Listing Market will also calculate and publish the IOPV and the current updated value of the relevant Underlying Index every 15 seconds throughout the trading day, if such information about the Underlying Index is not already available from another organization authorized by the relevant Underlying Index Provider.

Applicants expect the following to be disclosed on the Website of the Trust and/or the Primary Listing Market with respect to each type of Financial Instrument held by a Fund: (i) a description of the Financial Instrument; (ii) a statement as to whether the Fund's position in the Financial Instrument is long or short; (iii) the most recent closing or other value of the Financial Instrument; (iv) the number of such Financial Instruments held; and (v) the aggregate notional value of such Financial Instrument.

B. IOPV

The Trust has been advised that the AMEX intends to disseminate, every 15 seconds, during regular trading hours, through the facilities of the Consolidated Tape Association, the IOPV for each Fund, on a per Shares basis.[22] The AMEX will calculate an IOPV for each Fund, including those Inverse Funds and Leveraged Inverse Funds that do not hold Equity Securities, in the manner discussed below. The IOPV is designed to provide investors with a reference value which can be used in connection with other related market information. The AMEX will not guarantee the accuracy or completeness of the IOPV.

The Trust, the Trustees and the Advisor are not responsible for the calculation or dissemination of the IOPV and make no warranty as to its accuracy, or its usefulness to traders of Shares. It is expected that the Primary Listing Market for the Shares of each Fund will calculate and disseminate the same data in a similar manner as discussed below.

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former will be calculated and displayed on a per Creation Unit basis while the latter will be on a per Fund basis. The Website disclosure and the PCF and Holdings File information will also be made available at the same time. The PCF, Holdings File and the Website will reflect dividends paid to date and accruals for expenses incurred to date as well as the next Business Day's estimated dividend and expense accrual information. While Applicants intend to make the Website disclosure reader-friendly, the PCF and Holdings File will be formatted so that it is compatible with the systems that the Primary Listing Market and Authorized Participants use to retrieve and process such data. For this reason, the PCF and Holdings File will be posted on a separate, password protected site.

[22] This value is variously referred to as IOPV, "Underlying Trading Value," "Indicative Intraday Value," and "Intraday Value" in the prospectus, marketing materials and other written materials disseminated in connection with prior ETFs.

1. IOPV Calculation for Leveraged Funds

The AMEX will calculate the IOPV throughout the trading day for each Leveraged Fund by: (i) calculating the current value of all Equity Securities held by a Fund; (ii) calculating the estimated cash; (iii) calculating the marked-to-market gains or losses from the Fund's total return equity swap exposure based on the Underlying Index percentage change, the swap costs determined by the daily imbedded weighted interest rate and the notional value of the swap contracts, if any; (iv) calculating the marked-to-market gains or losses of the futures contracts and other Financial Instruments held by the Fund, if any; (v) adding the current value of Equity Securities, the estimated cash, the marked-to-market gains/losses from swaps and the futures contracts and other Financial Instruments, to arrive at a value; and (vi) dividing that value by the total Shares outstanding to obtain current IOPV.

2. IOPV Calculation for Inverse and Leveraged Inverse Funds

The AMEX will calculate the IOPV throughout the trading day for each Inverse and Leveraged Inverse Fund by: (i) calculating the estimated cash; (ii) calculating the marked-to-market gains/losses of swaps, futures and other Financial Instruments held by such Fund in the manner described above; (iii) adding the estimated cash and the marked-to-market gains or losses of the Financial Instruments to arrive at a value; and (iv) dividing that value by the total Shares outstanding to obtain current IOPV.

C. UNDERLYING INDEX VALUE

Applicants understand that the value of each Underlying Index will be updated intra-day on a real time basis as its individual component securities change in price. These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the trading day by the Primary Listing Market or another organization authorized by the relevant Underlying Index Provider.

D. ADDITIONAL INFORMATION AND DATA

In addition, for all Funds, the Trust expects to maintain the Website that will display the Prospectus and additional quantitative information that is updated on a daily basis, including daily trading volume, closing price, and closing NAV. Also, the AMEX intends to disseminate a variety of data with respect to Shares on a daily basis by means of CTA and CQ High Speed Lines including: information as of the previous day's close with respect to NAV and the number of Shares outstanding. The Trust has been advised that similar information will be provided in connection with Shares of each Fund primarily listed on an Exchange other than the AMEX.

The closing prices of the Equity Securities of each Deposit Basket will be readily available from, as applicable, the relevant Exchange, automated quotation systems, published or other public sources or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market prices and volume of Shares will be broadly available on a real time basis throughout the trading day. Applicants expect that the previous day's closing price and volume information will be published daily in the financial sections of many newspapers. In addition, Applicants expect, given the past history of SPDRs and shares of other prior ETFs, that Shares will be followed by stock market and mutual fund professionals, as well as investment advisors who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

PART V. REQUESTS FOR RELIEF - INTRODUCTION

The Trust, on behalf of itself, the AMEX, other Exchanges, the Distributor, Authorized Participants and persons or entities engaging in transactions in the Shares, requests that the Commission grant exemptive, interpretive or no-action relief from Rules 10b-17 and 14e-5 under the Exchange Act, and Rules 101 and 102 of Regulation M thereunder in connection with secondary market transactions in Shares, and the creation or redemption of Shares, as discussed below. As noted above, this requested relief is substantially similar to relief granted to prior ETFs currently trading on an Exchange.[23]

A. RULE 10b-17

Rule 10b-17 requires an issuer of a class of publicly traded securities to give notice of certain specified actions (*e.g.*, dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). The Trust respectfully requests the Commission, pursuant to paragraph (b)(2), to unconditionally exempt the Trust and the Funds from the application of Rule 10b-17.

In light of the nature of the Trust, compliance with Rule 10b-17 would be impractical. As an investment company, the Trust is required by the Internal Revenue Code to distribute at least 98% of its ordinary income and capital gains during the calendar year. If the Trust declares too small a dividend, it will be charged an excise tax. If it declares too large a dividend, the excess could be considered a return of capital to investors.

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[23] The Trust *et al.* is not requesting relief with respect to Section 11(d)(1) of the Exchange Act, and Rules 10b-10, 11d1-2, 15c1-5 and 15c1-6 under the Exchange Act in reliance on the relief granted in the ProShares Letters (see footnote 2 supra) and the Class Relief Letter, which granted relief to certain broker-dealers from Section 11(d)(1) and Rules 10b-10, 11d1-2, 15c1-5 and 15c1-6 in connection with the issuance, redemption and trading of shares in qualifying ETFs.

To avoid an over-distribution or under-distribution of ordinary income, mutual funds, including the Trust must estimate: (i) the amount of ordinary income to be earned during the period from the date the dividend is declared to December 31; and (ii) the number of shares that will be outstanding as of the record date. Requiring the Trust to declare its dividend ten days in advance of the record date would increase the period for estimating ordinary income and the number of outstanding shares, and thus increase the risk of an over-distribution or under-distribution.

Requiring the Trust to declare its dividend ten days in advance of record date also would increase the chance that the Trust would over-distribute or under-distribute capital gains. Unlike ordinary income, the Trust does not have the problem of estimating the aggregate amount of capital gains it will earn between declaration date and year-end because it is required to distribute only such capital gains as have been realized through October 31 of the year. However, as noted above, requiring the Trust to declare its dividend ten days in advance of the record date would increase the chance that the Trust would incorrectly estimate the number of outstanding shares. This, in turn, would increase the chance that the Trust would incorrectly estimate the per share amount of capital gains it must distribute. In view of the foregoing, the Trust requests that the Commission, pursuant to paragraph (b)(2), exempt the Trust, the Funds and the Shares from the application of Rule 10b-17.

In the alternative, the Trust seeks clarification that the exemption contained in paragraph (c) of Rule 10b-17 is applicable to the Shares of each Fund of the Trust. Paragraph (c) of Rule 10b-17 states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered pursuant to the 1940 Act. Except for the fact that Shares must be redeemed in Creation Units, Shares are redeemable securities issued by the Trust which is an open-end investment company.[24] It is in recognition of the foregoing that the Commission has issued orders to those prior ETFs resembling conventional index funds permitting them to issue shares with limited redeemability while still treating them like any other open-end investment company or unit investment trust. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to the Shares of each of the Funds.

B. RULE 14e-5

Rule 14e-5 prohibits a "covered person" from directly or indirectly purchasing or arranging to purchase any subject securities of a tender offer (or related security) except as part of such tender offer. The dealer-manager of a tender offer is a "covered person" subject to the Rule.

[24] On March 20, 2007, pursuant to the Trust Order, the Commission granted the Trust and its co-applicants an exemption from Section 2(a)(32) of the 1940 Act to permit it, as an open-end investment company, to issue Shares in Creation Units.

The Trust respectfully requests that the Commission grant an exemption from Rule 14e-5 to permit any person (including a member or member organization of the AMEX or another Exchange) acting as a dealer-manager of a tender offer for a security contained in a Deposit Basket or Redemption Basket, during the existence of such offer, to: (1) redeem Shares of a Leveraged Fund in Creation Units to the Trust for a Redemption Basket that may include a security subject to the tender offer; and (2) engage in secondary market transactions in Shares of a Leveraged Fund during such tender offer, if such bids or purchases are not effected for the purposes of facilitating a tender offer. Applicants believe that redemptions of Shares would not result in the abuses that Rule 14e-5 was designed to prevent. The acquisition of individual Equity Securities held by a Leveraged Fund by means of redemptions of Shares of such Fund would be impractical and extremely inefficient in view of the relatively small number of shares of any one security included in a Redemption Basket and the requirement that a minimum of 50,000 Shares of a Leveraged Fund (*i.e.*, a Creation Unit), or multiples thereof, be redeemed. In addition, as discussed below in the request for relief under Regulation M, application of the Rule's prohibition would impede the valid and useful market and arbitrage activity which would assist secondary market trading and improve the Shares' pricing efficiency.

The Trust similarly believes that it would be equally inefficient to facilitate a tender offer in a particular security included in a Deposit Basket by means of purchasing all of the specific Equity Securities comprising such Deposit Basket. Therefore, the Trust also respectfully requests that the Commission take a no-action position under Rule 14e-5 if a broker-dealer, including a member or member organization of the AMEX or another Exchange, acting as a dealer-manager of a tender offer for an Equity Security held by a Leveraged Fund purchases or arranges to purchase shares of such Equity Security in the secondary market for the purpose of tendering them to purchase one or more Creation Units of Shares of a Leveraged Fund, if such transactions are not effected for the purposes of facilitating a tender offer. An example of such a transaction includes making an adjustment to a Fund's Deposit Basket in the ordinary course of business as a result of a change in the composition of its Underlying Index. Applicants also believe that the purchase of a Portfolio Security during the existence of a tender offer would not result in the abuses that Rule 14e-5 was designed to prevent. This requested relief is substantially similar to that afforded to ProShares and the VIPERS, in their respective letters.[25]

The Trust is not requesting relief from the provisions of Rule 14e-5 with respect to the Inverse Funds or Leveraged Inverse Funds.

C. RULE 101 OF REGULATION M

The Trust respectfully requests that the Commission grant an exemption from Rule 101, as discussed below, to permit persons participating in a distribution of Shares of a Leveraged Fund

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[25] See footnote 2, supra.

to bid for or purchase, redeem or engage in other secondary market transactions in such Shares during their participation in such distribution.

Generally, Rule 101 of Regulation M is an anti-manipulation rule that, subject to certain exemptions, prohibits any "distribution participant" and "its affiliated purchasers" from bidding for, purchasing from, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Regulation M. The provisions of Rule 101 apply to underwriters and prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in such distribution.

The Trust understands that while broker-dealers that: (i) tender Deposit Securities to the Trust through the Distributor in return for Shares of a Leveraged Fund in Creation Units; or (ii) redeem Shares of a Leveraged Fund in Creation Units for receipt of Redemption Securities held by a Leveraged Fund generally will not be part of a syndicate or selling group, and while no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Shares of a Leveraged Fund in Creation Units, under certain circumstances such broker-dealers could be deemed to be "underwriters" or "distribution participants" as such terms are defined in Rule 100(b).

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia*, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust is registered as an open-end management investment company under the 1940 Act. However, as discussed above, individual Shares of the Funds are not redeemable except in Creation Units. Due to the redeemability of the Shares in Creation Units, there should be little disparity between the Shares' market price and their net asset value per Share. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares. Although redemption is subject to the condition of tendering the appropriate number of Shares of Creation Units, the Trust otherwise will continue to function as an open-end fund continuously offering its Shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Units of Shares may be created and redeemed, in kind, (or in cash in certain cases, as with the Inverse and Leveraged Inverse Funds) at net asset value, on any Business Day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of their Exchange listing. Thus, the secondary market price of Shares should not vary substantially from the net asset value of such Shares. Because of the redeemability of Shares in Creation Units, coupled with the open-end nature of the Trust, any significant disparity between the market price of the Shares and their net asset value should be eliminated by arbitrage activity. Because the net asset value of a Share is largely based on the market value of the relevant Fund's portfolio securities or other holdings, transactions involving Shares (creations from and redemptions with the Trust, as well as purchases and sales in the secondary market) will not affect net asset value. Similarly, such transactions should not have a significant effect on the market price of Shares.

The Trust respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of Shares or shares of any Equity Securities included as Deposit Securities (i) to purchase Deposit Securities for the purpose of tendering them to a Leveraged Fund as part of a Creation Deposit, for the purchase of Creation Units of Shares and (ii) to tender Shares for redemption in Creation Units and to receive Redemption Securities as part of redemption proceeds.

The Trust also respectfully requests that the Commission clarify that the tender of the Shares to a Leveraged Fund for redemption and the receipt of Redemption Securities upon redemption does not constitute a bid for or purchase of any of such securities, or an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" for the purposes of Rule 101. Redemption entails no separate bid for any of the Redemption Securities. As described above, following notice of redemption, a Leveraged Fund will deliver the specified Redemption Securities after the redemption request is received in proper form, except in those cases where redemption proceeds are paid in cash. Absent unusual circumstances, the Trust will not purchase Redemption Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of Shares cannot be expected to affect the market price of the Redemption Securities. As indicated above, the Distributor will not engage in any secondary market transactions in Shares, either for its own account or for investors.

In addition, the Trust believes that the purchase of Deposit Securities, while engaged in a distribution with respect to such stock, for the purpose of acquiring a Creation Unit of Shares should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. The Trust believes there would be little financial incentive to engage in transactions in stock baskets valued at approximately $5,000,000 in order to manipulate the price of a single stock in the applicable Underlying Index. Furthermore, as discussed above, aberrations in the price should be readily detected by the marketplace and corrected by arbitrage activity when detected, thus eliminating the need for the limitations contained in Rule 101. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule.

In view of the lack of any special financial incentive to create Creation Units of Shares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of Shares to affect significantly Share pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution of Shares or Equity Securities held by a Leveraged Fund is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling Shares and thus undermine the potential beneficial market effects of Shares trading discussed throughout this Letter.

The Trust is not requesting relief from the provisions of Rule 101 of Regulation M with respect to the Inverse or Inverse Leveraged Funds.

D. RULE 102 OF REGULATION M

The Trust also respectfully requests that the Commission confirm that, as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, for the reasons previously stated under the request for relief under Rule 101(c)(4), transactions in Shares of Leveraged Funds would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of such Rule. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. The Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to allow the Trust to redeem Shares in Creation Units of the Leveraged Funds during the continuous offering of such Shares. The Trust respectfully submits that the redemption procedures described in this Letter do not constitute manipulative or deceptive practices within the purpose of Rule 102 and are eligible for an exemption from the provisions of Rule 102 to allow each of the Leveraged Funds to redeem their Shares in Creation Units during the continuous offering of such Shares.

For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not viable means to manipulate the price of an Equity Security held by a Leveraged Fund during a distribution of such security. The Trust will redeem the Creation Units of Shares at the NAV of the Shares. Although Shares are traded on the secondary market, Shares may only be redeemed in Creation Units. Thus, the Trust believes that the redemption by the Trust of the Shares of each of the Leveraged Funds at NAV in consideration principally for Equity Securities held by a Leveraged Fund does not involve the abuses that Rule 102 was intended to prevent.

The Trust is not requesting relief from the provisions of Rule 102 of Regulation M with respect to the Inverse or Leveraged Inverse Funds.

PART VI. CONCLUSION

Based on the foregoing and on our conversations with Staff, the Trust respectfully requests that the Commission and the Division of Market Regulation grant the relief requested herein. The forms of relief requested are virtually identical to those actions which the Commission and the Division of Market Regulation have taken in similar circumstances.

Thank you for your consideration of this request. The Trust intends to launch the trading of the Shares of each of the Funds as soon as practicable. In light of this schedule and given the ample precedent for the requested relief, the Trust is hopeful that the requests contained herein will be handled expeditiously. Should you have any questions or require additional information, please do not hesitate to call the undersigned at (202) 739-5380 or Laura Flores at (202) 739-5684.

Sincerely,



Jack P. Drogin

cc: Mr. Tim Meyer
Mr. W. John McGuire

APPENDIX A – SERIES OF THE RYDEX ETF TRUST

Rydex S&P Equal Weight ETF	Rydex Russell Top 50 ETF
Rydex S&P 500 Pure Value ETF	Rydex S&P 500 Pure Growth ETF
Rydex S&P MidCap 400 Pure Value ETF	Rydex S&P MidCap 400 Pure Growth ETF
Rydex S&P SmallCap 600 Pure Value ETF	Rydex S&P SmallCap 600 Pure Growth ETF
Rydex S&P 500 2x Strategy ETF	Rydex Russell 2000® 2x Strategy ETF
Rydex Inverse S&P 500 Strategy ETF	Rydex Inverse Russell 2000® Strategy ETF
Rydex Inverse S&P 500 2x Strategy ETF	Rydex Inverse Russell 2000® 2x Strategy ETF
Rydex Dynamic S&P 500 Growth ETF	Rydex Dynamic Russell 2000® Growth ETF
Rydex Inverse S&P 500 Growth ETF	Rydex Inverse Russell 2000® Growth ETF
Rydex Dynamic Inverse S&P 500 Growth ETF	Rydex Dynamic Inverse Russell 2000® Growth ETF
Rydex Dynamic S&P 500 Value ETF	Rydex Dynamic Russell 2000® Value ETF
Rydex Inverse S&P 500 Value ETF	Rydex Inverse Russell 2000® Value ETF
Rydex Dynamic Inverse S&P 500 Value ETF	Rydex Dynamic Inverse Russell 2000® Value ETF
Rydex S&P MidCap 400 2x Strategy ETF	Rydex Dynamic Russell 3000® ETF
Rydex Inverse S&P MidCap 400 Strategy ETF	Rydex Inverse Russell 3000® ETF
Rydex Inverse S&P MidCap 400 2x Strategy ETF	Rydex Dynamic Inverse Russell 3000® ETF
Rydex Dynamic S&P MidCap 400 Growth ETF	Rydex Dynamic Russell 3000® Growth ETF
Rydex Inverse S&P MidCap 400 Growth ETF	Rydex Inverse Russell 3000® Growth ETF
Rydex Dynamic Inverse S&P MidCap 400 Growth ETF	Rydex Dynamic Inverse Russell 3000® Growth ETF
Rydex Dynamic S&P MidCap 400 Value ETF	Rydex Dynamic Russell 3000® Value ETF
Rydex Inverse S&P MidCap 400 Value ETF	Rydex Inverse Russell 3000® Value ETF
Rydex Dynamic Inverse S&P MidCap 400 Value ETF	Rydex Dynamic Inverse Russell 3000® Value ETF
Rydex S&P SmallCap 600 2x Strategy ETF	Rydex Dynamic NASDAQ Biotech ETF
Rydex Inverse S&P SmallCap 600 Strategy ETF	Rydex Inverse NASDAQ Biotech ETF
Rydex Inverse S&P SmallCap 600 2x Strategy ETF	Rydex Dynamic Inverse NASDAQ Biotech ETF
Rydex Dynamic S&P SmallCap 600 Growth ETF	Rydex Dynamic Consumer Discretionary ETF
Rydex Inverse S&P SmallCap 600 Growth ETF	Rydex Inverse Consumer Discretionary ETF
Rydex Dynamic Inverse S&P SmallCap 600 Growth ETF	Rydex Dynamic Inverse Consumer Discretionary ETF
Rydex Dynamic S&P SmallCap 600 Value ETF	Rydex Dynamic Consumer Staples ETF
Rydex Inverse S&P SmallCap 600 Value ETF	Rydex Inverse Consumer Staples ETF
Rydex Dynamic Inverse S&P SmallCap 600 Value ETF	Rydex Dynamic Inverse Consumer Staples ETF
Rydex NASDAQ 100 2x Strategy ETF	Rydex Dynamic Energy ETF
Rydex Inverse NASDAQ 100 Strategy ETF	Rydex Inverse Energy ETF
Rydex Inverse NASDAQ 100 2x Strategy ETF	Rydex Dynamic Inverse Energy ETF
Rydex Russell 1000® 2x Strategy ETF	Rydex Dynamic Financials ETF
Rydex Inverse Russell 1000® Strategy ETF	Rydex Inverse Financials ETF
Rydex Inverse Russell 1000® 2x Strategy ETF	Rydex Dynamic Inverse Financials ETF
Rydex Dynamic Russell 1000® Growth ETF	Rydex Dynamic Health Care ETF
Rydex Inverse Russell 1000® Growth ETF	Rydex Inverse Health Care ETF
Rydex Dynamic Inverse Russell 1000® Growth ETF	Rydex Dynamic Inverse Health Care ETF
Rydex Dynamic Russell 1000® Value ETF	Rydex Dynamic Industrials ETF
Rydex Inverse Russell 1000® Value ETF	Rydex Inverse Industrials ETF
Rydex Dynamic Inverse Russell 1000® Value ETF	Rydex Dynamic Inverse Industrials ETF

Rydex Dynamic Russell MidCap® ETF	Rydex Dynamic Materials ETF
Rydex Inverse Russell MidCap® ETF	Rydex Inverse Materials ETF
Rydex Dynamic Inverse Russell MidCap® ETF	Rydex Dynamic Inverse Materials ETF
Rydex Dynamic Russell MidCap® Growth ETF	Rydex Dynamic Technology ETF
Rydex Inverse Russell MidCap® Growth ETF	Rydex Inverse Technology ETF
Rydex Dynamic Inverse Russell MidCap® Growth ETF	Rydex Dynamic Inverse Technology ETF
Rydex Dynamic Russell MidCap® Value ETF	Rydex Dynamic Utilities ETF
Rydex Inverse Russell MidCap® Value ETF	Rydex Inverse Utilities ETF
Rydex Dynamic Inverse Russell MidCap® Value ETF	Rydex Dynamic Inverse Utilities ETF
Rydex S&P Equal Weight Consumer Discretionary ETF	Rydex S&P Equal Weight Consumer Staples ETF
Rydex S&P Equal Weight Energy ETF	Rydex S&P Equal Weight Financials ETF
Rydex S&P Equal Weight Health Care ETF	Rydex S&P Equal Weight Industrials ETF
Rydex S&P Equal Weight Materials ETF	Rydex S&P Equal Weight Technology ETF
Rydex S&P Equal Weight Utilities ETF	

APPENDIX B - BRIEF OVERVIEW OF THE FUNDS

Set forth below is a brief description of each Fund's investment objectives and a list of the anticipated top holdings of each Fund and the percentages of the Fund's total assets that such holdings comprise. The percentages given are based on the composition of the Underlying Indices as of a certain date and on the expected asset mix of each Fund and are subject to change. For all Funds, Money Market Instruments such as repurchase agreements are used for cash management purposes.

In the case of the Leveraged Funds, the top ten holdings are provided. In the case of the Inverse Funds and Inverse Leveraged Funds, only two holdings are provided, since in excess of 95% of each Inverse and Leveraged Inverse Fund's assets are expected to be comprised of Money Market Instruments. Inverse Funds and Leveraged Inverse Funds will not hold Equity Securities.

Rydex S&P 500 2x Strategy ETF

The Rydex S&P 500 2x Strategy ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the S&P 500 Index. If the Rydex S&P 500 2x Strategy ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the S&P 500 Index when the prices of the securities in the S&P 500 Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings*:

Exxon Mobil Corp	3.1%
General Electric	3.1%
Citigroup Inc	2.0%
Microsoft Corp	1.9%
Procter & Gamble Co	1.6%
Johnson and Johnson	1.6%
Pfizer Inc	1.5%
Bank of America Corp	1.4%

* The percentages given are based on the composition of the Underlying Index as of March 31, 2007 and on the expected asset mix of the Fund and are subject to change.

American International Group Inc	1.4%

Rydex Inverse S&P 500 Strategy ETF

The Rydex Inverse S&P 500 Strategy ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the S&P 500 Index. If the Rydex Inverse S&P 500 Strategy ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the S&P 500 Index when the prices of the securities in the S&P 500 Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the S&P 500 Index when the prices of the securities in the S&P 500 Index increase on a given day.

Anticipated top holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Inverse S&P 500 2x Strategy ETF

The Rydex Inverse S&P 500 2x Strategy ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the S&P 500 Index. If the Rydex Inverse S&P 500 2x Strategy ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the S&P 500 Index when the prices of the securities in the S&P 500 Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the S&P 500 Index when the prices of the securities in the S&P 500 Index increase on a given day.

Anticipated top holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex S&P MidCap 400 2x Strategy ETF

The Rydex S&P MidCap 400 2x Strategy ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the S&P MidCap 400 Index.

If the Rydex S&P MidCap 400 2x Strategy ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the S&P MidCap 400 Index when the prices of the securities in the S&P MidCap 400 Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings*:

Noble Energy Inc	1.2%
Legg Mason Inc	1.0%
Net Other Assets	1.0%
Peabody Energy Corp	0.9%
SanDisk Corp	0.8%
Whole Foods Market Inc	0.8%
Pioneer Natural Resources Co	0.6%
Fidelity National Title Group Inc.	0.6%
PacifiCare Health Systems Inc	0.6%

Rydex Inverse S&P MidCap 400 Strategy ETF

The Rydex Inverse S&P MidCap 400 Strategy ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the S&P MidCap 400 Index. If the Rydex Inverse S&P MidCap 400 Strategy ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the S&P MidCap 400 Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

* The percentages given are based on the composition of the Underlying Index as of March 31, 2007 and on the expected asset mix of the Fund and are subject to change.

Anticipated top holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Inverse S&P MidCap 400 2x Strategy ETF

The Rydex Inverse S&P MidCap 400 2x Strategy ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the S&P MidCap 400 Index. If the Rydex Inverse S&P MidCap 400 2x Strategy ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the S&P MidCap 400 Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex S&P SmallCap 600 2x Strategy ETF

The Rydex S&P SmallCap 600 2x Strategy ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the S&P SmallCap 600 Index. If the Rydex S&P SmallCap 600 2x Strategy ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the S&P SmallCap 600 Index when the prices of the securities in the S&P SmallCap 600 Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings**:

The Manitowoc Co. Inc.	0.8%

** The percentages given are based on the composition of the Underlying Index as of June 29, 2007 and on the expected asset mix of the Fund and are subject to change.

Energen Corp.	0.6%
Trimble Navigation Ltd.	0.6%
The Shaw Group Inc.	0.6%
Helix Energy Solutions Group Inc.	0.6%
Cabot Oil & Gas Corp.	0.6%
Southern Union Co.	0.6%
Corn Products International Inc.	0.6%
Chaparral Steel Co.	0.5%
Cleveland-Cliffs Inc.	0.5%

Rydex Inverse S&P SmallCap 600 Strategy ETF

The Rydex Inverse S&P SmallCap 600 Strategy ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the S&P SmallCap 600 Index. If the Rydex Inverse S&P SmallCap 600 Strategy ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the S&P SmallCap 600 Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Inverse S&P SmallCap 600 2x Strategy ETF

The Rydex Inverse S&P SmallCap 600 2x Strategy ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the S&P SmallCap 600 Index. If the Rydex Inverse S&P SmallCap 600 2x Strategy ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the S&P SmallCap 400 Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Consumer Discretionary ETF

The Rydex Dynamic Consumer Discretionary ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Standard & Poor's Consumer Discretionary Sector Index. If the Rydex Dynamic Consumer Discretionary ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the Standard & Poor's Consumer Discretionary Sector Index when the prices of the securities in the Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings**:

Comcast Corp	6.4%
Time Warner Inc	5.8%
Home Depot Inc	5.7%
Walt Disney Co/The	4.9%
McDonald's Corp	4.4%
Target Corp	3.9%
News Corp	3.6%
Lowe's Cos Inc	3.4%
Viacom Inc	2.1%

** The percentages given are based on the composition of the Underlying Index as of June 29, 2007 and on the expected asset mix of the Fund and are subject to change.

CBS Corp	1.8%

Rydex Inverse Consumer Discretionary ETF

The Rydex Inverse Consumer Discretionary ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Standard & Poor's Consumer Discretionary Sector Index. If the Rydex Inverse Consumer Discretionary ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the Standard & Poor's Consumer Discretionary Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Inverse Consumer Discretionary ETF

The Rydex Dynamic Inverse Consumer Discretionary ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Standard & Poor's Consumer Discretionary Sector Index. If the Rydex Dynamic Inverse Consumer Discretionary ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the Standard & Poor's Consumer Discretionary Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Consumer Staples ETF

The Rydex Dynamic Consumer Staples ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Standard & Poor's Consumer Staples Sector Index. If the Rydex Dynamic Consumer Staples ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the Standard & Poor's Consumer Staples Sector Index when the prices of the securities in the Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings**:

Procter & Gamble Co	15.5%
Altria Group Inc	11.9%
Wal-Mart Stores Inc	9.4%
PepsiCo Inc	8.5%
Coca-Cola Co/The	8.5%
Kraft Foods Inc	4.5%
CVS Caremark Corp	4.5%
Walgreen Co	3.5%
Anheuser-Busch Cos Inc	3.2%
Colgate-Palmolive Co	2.7%

** The percentages given are based on the composition of the Underlying Index as of June 29, 2007 and on the expected asset mix of the Fund and are subject to change.

Rydex Inverse Consumer Staples ETF

The Rydex Inverse Consumer Staples ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Standard & Poor's Consumer Staples Sector Index. If the Rydex Inverse Consumer Staples ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the Standard & Poor's Consumer Staples Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Inverse Consumer Staples ETF

The Rydex Dynamic Inverse Consumer Staples ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Standard & Poor's Consumer Staples Sector Index. If the Rydex Dynamic Inverse Consumer Staples ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the Standard & Poor's Consumer Staples Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Energy ETF

The Rydex Dynamic Energy ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Standard & Poor's Energy Sector Index. If the Rydex Dynamic Energy ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the Standard & Poor's

Energy Sector Index when the prices of the securities in the Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings[**]:

Exxon Mobil Corp	32.8%
Chevron Corp	12.6%
ConocoPhillips	8.9%
Schlumberger Ltd	6.9%
Occidental Petroleum Corp	3.3%
Marathon Oil Corp	2.8%
Valero Energy Corp	2.8%
Devon Energy Corp	2.4%
Halliburton Co	2.2%
Transocean Inc	2.1%

Rydex Inverse Energy ETF

The Rydex Inverse Energy ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Standard & Poor's Energy Sector Index. If the Rydex Inverse Energy ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the Standard & Poor's Energy Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%

[**] The percentages given are based on the composition of the Underlying Index as of June 29, 2007 and on the expected asset mix of the Fund and are subject to change.

Net Other Assets	10%

Rydex Dynamic Inverse Energy ETF

The Rydex Dynamic Inverse Energy ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Standard & Poor's Energy Sector Index. If the Rydex Dynamic Inverse Energy ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the Standard & Poor's Energy Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Financials ETF

The Rydex Dynamic Financials ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Standard & Poor's Financial Sector Index. If the Rydex Dynamic Financials ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the Standard & Poor's Financial Sector Index when the prices of the securities in the Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings**:

Citigroup Inc	9.1%
Bank of America Corp	7.8%
American International Group Inc	6.5%

** The percentages given are based on the composition of the Underlying Index as of June 29, 2007 and on the expected asset mix of the Fund and are subject to change.

JPMorgan Chase & Co	5.9%
Wells Fargo & Co	4.2%
Wachovia Corp	3.5%
Goldman Sachs Group Inc/The	3.2%
Morgan Stanley	3.2%
Merrill Lynch & Co Inc	2.6%
American Express Co	2.6%

Rydex Inverse Financials ETF

The Rydex Inverse Financials ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Standard & Poor's Financial Sector Index. If the Rydex Inverse Financials ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the Standard & Poor's Financial Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Inverse Financials ETF

The Rydex Dynamic Inverse Financials ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Standard & Poor's Financial Sector Index. If the Rydex Dynamic Inverse Financials ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the Standard & Poor's Financial Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Health Care ETF

The Rydex Dynamic Health Care ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Standard & Poor's Health Care Sector Index. If the Rydex Dynamic Health Care ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the Standard & Poor's Health Care Sector Index when the prices of the securities in the Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings**:

Pfizer Inc	11.5%
Johnson & Johnson	11.4%
Merck & Co Inc	6.9%
Abbott Laboratories	5.3%
Wyeth	4.9%
UnitedHealth Group Inc	4.4%
Amgen Inc	4.1%
Bristol-Myers Squibb Co	3.9%
Medtronic Inc	3.8%
Eli Lilly & Co	3.5%

** The percentages given are based on the composition of the Underlying Index as of June 29, 2007 and on the expected asset mix of the Fund and are subject to change.

Rydex Inverse Health Care ETF

The Rydex Inverse Health Care ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Standard & Poor's Health Care Sector Index. If the Rydex Inverse Health Care ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the Standard & Poor's Health Care Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Inverse Health Care ETF

The Rydex Dynamic Inverse Health Care ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Standard & Poor's Health Care Sector Index. If the Rydex Dynamic Inverse Health Care ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the Standard & Poor's Health Care Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Industrials ETF

The Rydex Dynamic Industrials ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Standard & Poor's Industrial

Sector Index. If the Rydex Dynamic Industrials ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the Standard & Poor's Industrial Sector Index when the prices of the securities in the Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings**:

General Electric Co	25.8%
United Parcel Service Inc	5.1%
Boeing Co	4.9%
United Technologies Corp	4.6%
Tyco International Ltd	4.4%
3M Co	4.1%
Caterpillar Inc	3.3%
Honeywell International Inc	2.9%
Emerson Electric Co	2.4%
FedEx Corp	2.2%

Rydex Inverse Industrials ETF

The Rydex Inverse Industrials ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Standard & Poor's Industrial Sector Index. If the Rydex Inverse Industrials ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the Standard & Poor's Industrial Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

** The percentages given are based on the composition of the Underlying Index as of June 29, 2007 and on the expected asset mix of the Fund and are subject to change.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Inverse Industrials ETF

The Rydex Dynamic Inverse Industrials ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Standard & Poor's Industrial Sector Index. If the Rydex Dynamic Inverse Industrials ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the Standard & Poor's Industrial Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Materials ETF

The Rydex Dynamic Materials ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Standard & Poor's Materials Sector Index. If the Rydex Dynamic Materials ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the Standard & Poor's Materials Sector Index when the prices of the securities in the Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings**:

EI Du Pont de Nemours & Co	11.3%

** The percentages given are based on the composition of the Underlying Index as of June 29, 2007 and on the expected asset mix of the Fund and are subject to change.

Dow Chemical Co/The	10.1%
Monsanto Co	8.8%
Alcoa Inc	8.5%
Freeport-McMoRan Copper & Gold Inc	7.5%
Praxair Inc	5.5%
Nucor Corp	4.2%
Newmont Mining Corp	4.2%
Air Products & Chemicals Inc	4.2%
Weyerhaeuser Co	4.1%

Rydex Inverse Materials ETF

The Rydex Inverse Materials ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Standard & Poor's Materials Sector Index. If the Rydex Inverse Materials ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the Standard & Poor's Materials Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Inverse Materials ETF

The Rydex Dynamic Inverse Materials ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Standard & Poor's Materials Sector Index. If the Rydex Dynamic Inverse Materials ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the Standard & Poor's Materials Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Technology ETF

The Rydex Dynamic Technology ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Standard & Poor's Technology Sector Index. If the Rydex Dynamic Technology ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the Standard & Poor's Technology Sector Index when the prices of the securities in the Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings**:

Microsoft Corp	12.0%
Cisco Systems Inc	8.2%
International Business Machines Corp	6.9%
Intel Corp	6.7%
Hewlett-Packard Co	5.7%
Google Inc	5.5%
Apple Inc	5.1%
Oracle Corp	3.8%
Qualcomm Inc	3.5%

** The percentages given are based on the composition of the Underlying Index as of June 29, 2007 and on the expected asset mix of the Fund and are subject to change.

Dell Inc	3.1%

Rydex Inverse Technology ETF

The Rydex Inverse Technology ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Standard & Poor's Technology Sector Index. If the Rydex Inverse Technology ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the Standard & Poor's Technology Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Inverse Technology ETF

The Rydex Dynamic Inverse Technology ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Standard & Poor's Technology Sector Index. If the Rydex Dynamic Inverse Technology ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the Standard & Poor's Technology Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.
Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Utilities ETF

The Rydex Dynamic Utilities ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Standard & Poor's Utilities Sector

Index. If the Rydex Dynamic Utilities ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the Standard & Poor's Utilities Sector Index when the prices of the securities in the Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings**:

AT&T Inc	26.4%
Verizon Communications Inc	12.3%
Sprint Nextel Corp	6.2%
Exelon Corp	5.0%
TXU Corp	3.2%
Dominion Resources Inc/VA	3.1%
Southern Co	2.7%
Alltel Corp	2.4%
FPL Group Inc	2.4%
Duke Energy Corp	2.4%

Rydex Inverse Utilities ETF

The Rydex Inverse Utilities ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Standard & Poor's Utilities Sector Index. If the Rydex Inverse Utilities ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the Standard & Poor's Utilities Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

** The percentages given are based on the composition of the Underlying Index as of June 29, 2007 and on the expected asset mix of the Fund and are subject to change.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Inverse Utilities ETF

The Rydex Dynamic Inverse Utilities ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Standard & Poor's Utilities Sector Index. If the Rydex Dynamic Inverse Utilities ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the Standard & Poor's Utilities Sector Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Russell 1000® 2x Strategy ETF

The Rydex Russell 1000® 2x Strategy ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Russell 1000® Index. If the Rydex Russell 1000® 2x Strategy ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the Russell 1000® Index when the prices of the securities in the Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings**:

Exxon Mobil Corp.	3.1%

** The percentages given are based on the composition of the Underlying Index as of June 29, 2007 and on the expected asset mix of the Fund and are subject to change.

General Electric Co.	2.5%
AT&T Inc.	1.6%
Citigroup Inc.	1.6%
Microsoft Corp.	1.6%
Bank of American Corp.	1.4%
Procter & Gamble Co.	1.2%
Chevron Corp.	1.2%
Pfizer Inc.	1.2%
Johnson & Johnson	1.1%

Rydex Inverse Russell 1000® Strategy ETF

The Rydex Inverse Russell 1000® Strategy ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Russell 1000® Index. If the Rydex Inverse Russell 1000® Strategy ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the Russell 1000® Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Inverse Russell 1000® 2x Strategy ETF

The Rydex Inverse Russell 1000® 2x Strategy ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Russell 1000® Index. If the Rydex Inverse Russell 1000® 2x Strategy ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the Russell 1000® Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Russell 2000® 2x Strategy ETF

The Rydex Russell 2000® 2x Strategy ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Russell 2000® Index. If the Rydex Russell 2000® 2x Strategy ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the Russell 2000® Index when the prices of the securities in the Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings[***]:

Aquantive Inc	0.34%
AK Steel Holding Corp	0.27%
Cleveland Cliffs Inc	0.26%
Brocade Communications	0.26%
Varian Semiconductor	0.26%
Big Lots Inc	0.25%
BE Aerospace Inc	0.24%
General Cable Corp	0.24%
Phillips Van Heusen	0.24%

[***] The percentages given are based on the composition of the Underlying Index as of May 31, 2007 and on the expected asset mix of the Fund and are subject to change.

Chaparral Steel Company	0.24%

Rydex Inverse Russell 2000® Strategy ETF

The Rydex Inverse Russell 2000® Strategy ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Russell 2000® Index. If the Rydex Inverse Russell 2000® Strategy ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the Russell 2000® Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Inverse Russell 2000® 2x Strategy ETF

The Rydex Inverse Russell 2000® 2x Strategy ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Russell 2000® Index. If the Rydex Inverse Russell 2000® 2x Strategy ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the Russell 2000® Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Russell 3000® ETF

The Rydex Dynamic Russell 3000® ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Russell 3000® Index. If the Rydex Dynamic Russell 3000® ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the Russell 3000® Index when the prices of the securities in the Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings**:

Exxon Mobil Corp.	2.8%
General Electric Co.	2.3%
AT&T Inc.	1.5%
Citigroup Inc.	1.5%
Microsoft Corp.	1.4%
Bank of American Corp.	1.3%
Procter & Gamble Co.	1.1%
Chevron Corp.	1.1%
Pfizer Inc.	1.1%
Johnson & Johnson	1.0%

Rydex Inverse Russell 3000® ETF

The Rydex Inverse Russell 3000® ETF seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Russell 3000® Index. If the Rydex Inverse Russell 3000® ETF is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the Russell 3000® Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

** The percentages given are based on the composition of the Underlying Index as of June 29, 2007 and on the expected asset mix of the Fund and are subject to change.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

Rydex Dynamic Inverse Russell 3000® ETF

The Rydex Dynamic Inverse Russell 3000® ETF seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Russell 3000® Index. If the Rydex Dynamic Inverse Russell 3000® ETF is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as any decrease in the Russell 3000® Index when the prices of the securities in the Index decline on any given day and should lose approximately twice as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top ten holdings:

Money Market Instruments	90%
Net Other Assets	10%

APPENDIX C - DESCRIPTION OF THE UNDERLYING INDICES

Standard & Poor's Indices

Standard & Poor's 500 Index Widely regarded as the best single gauge of the U.S. equities exchange, this world-renowned index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. Although the S&P 500 focuses on the large-cap segment of the exchange, with over 80% coverage of U.S. equities, it is also an ideal proxy for the total exchange.

Standard & Poor's Consumer Discretionary Sector Index is intended to give investors an efficient methodology to track the movements of certain public companies that are involved in the development and production of consumer discretionary products. The Standard & Poor's Consumer Discretionary Sector Index consists of the common stocks of the following industries: automobiles and components, consumer durables, apparel, hotels, restaurants, leisure, media and retailing that comprise the Consumer Discretionary sector of the S&P 500. As of July 10, 2007, the Index included companies with an average capitalization of $16.685 billion. The Index is the basis for both a Select Sector SPDR – Consumer Discretionary and the Rydex S&P Equal Weight Consumer Discretionary ETF listed and traded on the Exchange.

Standard & Poor's Consumer Staples Sector Index is intended to give investors an efficient methodology to track the movements of certain public companies that are involved in the development and production of consumer products. The Standard & Poor's Consumer Staples Sector Index consists of the common stocks of the following industries: food and drug retailing, beverages, food products, tobacco, household products and personal products that comprise the Consumer Staples sector of the S&P 500. As of July 10, 2007, the Index included companies with an average capitalization of $35.494 billion. The Index is the basis for both a Select Sector SPDR – Consumer Staples and the Rydex S&P Equal Weight Consumer Staples ETF listed and traded on the Exchange.

Standard & Poor's Energy Sector Index is intended to give investors an efficient methodology to track the movements of certain public companies that are involved in the development and production of energy products. The Standard & Poor's Energy Sector Index consists of the common stocks of the following industries: oil and gas exploration, production, marketing, refining and/or transportation and energy equipment and services industries that comprise the Energy sector of the S&P 500. As of July 10, 2007, the Index included companies with an average capitalization of $46.785 billion. The Index is the basis for both a Select Sector SPDR – Energy and the Rydex S&P Equal Weight Energy ETF listed and traded on the Exchange.

Standard & Poor's Financial Sector Index is intended to give investors an efficient way to track the movements of certain public companies that are involved in the development and production of financial products. The Standard & Poor's Financials Sector Index consists of the common stocks of the following industries: banks, diversified financials, brokerage, asset management insurance and real estate, including real estate investment trusts that comprise the Financials sector of the S&P 500. As of July 10, 2007, the Index included companies with an average capitalization of $30.683 billion. The Index is the basis for both a Select Sector SPDR – Financials and the Rydex S&P Equal Weight Financials ETF listed and traded on the Exchange.

Standard & Poor's Health Care Sector Index is intended to give investors an efficient way to track the movements of certain public companies that are health care related firms. The Health Care Sector Index consists of the common stocks of the following industries: health care equipment and supplies, health care providers and services, and biotechnology and pharmaceuticals that comprise the Health Care sector of the S&P 500. As of July 10, 2007, the Index included companies with an average capitalization of $29.614 billion. The Index is the basis for both a Select Sector SPDR – Health Care and the Rydex S&P Equal Weight Health Care ETF listed and traded on the Exchange.

Standard & Poor's Industrial Sector Index is intended to give investors an efficient way to track the movements of certain public companies that are industrials. The Standard & Poor's Industrials Sector Index consists of the common stocks of the following industries: aerospace and defense, building products, construction and engineering, electrical equipment, conglomerates, machinery, commercial services and supplies, air freight and logistics, airlines, and marine, road and rail transportation infrastructure that comprise the Industrials sector of the S&P 500. As of July 10, 2007, the Index included companies with an average capitalization of $28.706 billion. The Index is the basis for both a Select Sector SPDR – Industrials and the Rydex S&P Equal Weight Industrials ETF listed and traded on the Exchange.

Standard & Poor's Materials Sector Index is intended to give investors an efficient way to track the movements of certain public companies that are in basic industries. The Standard & Poor's Materials Sector Index consists of the common stocks of the following industries: chemicals, construction materials, containers and packaging, metals and mining, and paper and forest products that comprise the Materials sector of the S&P 500. As of July 10, 2007, the Index included companies with an average capitalization of $15.358 billion. The Index is the basis for both a Select Sector SPDR – Materials and the Rydex S&P Equal Weight Materials ETF listed and traded on the Exchange.

Standard & Poor's MidCap 400 Index is the most widely used index for mid-sized companies. Today, mid-caps are recognized as an independent asset class, with risk/reward profiles that differ considerably from both large-caps and small-caps. It covers approximately 7% of the U.S. equities exchange, and is part of a series of S&P U.S. indices that can be used as building blocks for portfolio construction.

Standard & Poor's SmallCap 600 Index measures a segment of the market that is typically renowned for poor trading liquidity and financial instability. S&P SmallCap 600 is designed to be an efficient portfolio of companies that meet specific inclusion criteria to ensure that they are investable and financially viable. It covers approximately 3% to 4% of the U.S. equities exchange, and is part of a series of S&P U.S. indices that can be used as building blocks for portfolio construction.

Standard & Poor's Information Technology Sector Index is intended to give investors an efficient way to track the movements of certain public companies that are involved in the development and production of technology products. The Standard & Poor's Information Technology Sector Index consists of the common stocks of the following industries: internet equipment, computers and peripherals, electronic equipment, office electronics and instruments, semiconductor equipment and products, diversified telecommunication services, and wireless telecommunication services that comprise the Information Technology sector of the S&P 500. As of July 10, 2007, the Index included companies with an average capitalization of $30.947 billion. The Index is the basis for both a Select Sector SPDR – Technology and the Rydex S&P Equal Weight Technology ETF listed and traded on the Exchange.

Standard & Poor's Utilities Sector Index is intended to give investors an efficient way to track the movements of certain public companies that are in the utilities industry. The Utilities Index consists of the common stocks of the following industries: electric utilities, gas utilities, multi-utilities and unregulated power and water utilities, telecommunication service companies, including fixed-line, cellular, wireless, high bandwidth and fiber-optic cable networks that comprise the Utilities sector of the S&P 500. As of July 10, 2007, the Index included companies with an average capitalization of $14.794 billion. The Index is the basis for both a Select Sector SPDR – Utilities and the Rydex S&P Equal Weight Utilities ETF listed and traded on the Exchange.

Russell Indices

Russell 1000® Index measures the performance of the 1,000 largest companies in the Russell 3000 Index, which represents approximately 90% of the total market capitalization of the Russell 3000 Index. As of the latest reconstitution, the average market capitalization was approximately $16.3 billion; the median market capitalization was approximately $6.1 billion. The smallest company in the index had an approximate market capitalization of $2.5 billion.

Russell 2000® Index measures the performance of the 2,000 smallest companies in the Russell 3000® Index, which represents approximately 8% of the total market capitalization of the Russell 3000® Index. As of the latest reconstitution, the average market capitalization was approximately $664.9 million; the median market capitalization was approximately $539.5 million. The largest company in the index had an approximate market capitalization of $1.8 billion.

Russell 3000® Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization, which represents approximately 98% of the investable U.S. equity market. As of the latest reconstitution, the average market capitalization was approximately $6.2 billion; the median market capitalization was approximately $1.3 billion. The index had a total market capitalization range of approximately $468.5 billion to $261.8 million.

END